Mail Stop 3561

April 30, 2010

<u>Via Fax & U.S. Mail</u>

Ms. Lesa France Kennedy
Chief Executive Officer
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114

      **Re:    International Speedway Corporation**
               **Form 10-K for the year ended November 30, 2009**
               **Filed January 29, 2010**
               **File No. 0-02384**

Dear Ms. Kennedy:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 3. Legal Proceedings, page 10
Current Litigation, page 23

1. We note from the discussion in the last paragraph of the "Legal Proceedings" discussion on page 10 and from the discussion on page 24 of MD&A that the fees and expenses associated with the defense of the litigation with Kentucky Speedway, LLC have not been covered by insurance and have adversely impacted the Company's financial condition. Please tell us and revise MD&A in future filings to discuss and quantify the impact that legal fees associated with this litigation have had on the Company's results of operations during all periods presented in the Company's consolidated financial statements.

GAAP to Non-GAAP reconciliation, page 15

2. We note your presentation of the non-GAAP measures "non-GAAP net income" and "non-GAAP diluted earnings per share" on page 16. We also note the discussion indicating that you believe that the non-GAAP information is useful and meaningful to investors, and is used by investors and you to assess core operations. We also note that the reconciliation of this non-GAAP measure to the most comparable GAAP measure provides adjustments for multiple unfavorable items such as the losses from equity investments and impairment charges which in some periods are significant. As your current discussion of why you believe these non-GAAP measures are useful in assessing the Company's core operations is somewhat vague, please supplementally advise us and expand your disclosure to define core operations. As part of your response and your revised disclosure you should also describe why you consider it appropriate to adjust your GAAP net income and diluted earnings per share for the various items reflected in the reconciliation to arrive at your "core operations". We may have further comment upon review of your response.

Management's Discussion and Analysis
Critical Accounting Policies

Impairment of Long-Lives Assets, Goodwill and Other Intangible Assets, page 19

3. We note your section on critical accounting policies where you expand on the information included in your Summary of Significant Accounting Policies. However, pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is

already included in the financial statements or other sections of the filing.

For example, we note that you recorded impairment charges with respect to long-lived assets during each of the periods presented in your financial statements, as a result of various factors. We also note from your consolidated balance sheet and from your discussion included on page 6 of your Form 10-K, that as of November 30, 2009, $1,651 million or 86.5% of the Company's total assets consisted of long-lived assets which included goodwill, other intangibles and property and equipment. We further note from the Company's statements of operations and from the discussion provided on page 24 of MD&A that revenues have declined over the past two years as a result of certain adverse economic trends, particularly credit availability, the decline in consumer confidence, and rise in unemployment and increased fuel and food costs which the Company believes significantly contributed to the decrease in attendance for certain motorsports events during 2008 and which continued to persist into 2009. Given these adverse economic conditions and trends and their impact on the Company's recent operating results, please tell us and expand your discussion in your critical accounting policies section of MD&A in future filings to discuss whether any of your reporting units were at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, include the following disclosures for each reporting until that is at risk of failing step one:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any of your reporting units is at risk of failing step one or that no reporting units are at risk, please specifically state so.

Also, please tell us and expand your disclosures in MD&A in future filings to explain in further detail the date of the Company's most recent impairment analysis with respect to its other categories of long-lived assets and the methods and significant assumptions that were used in preparing the impairment analysis. Your response should specifically address the property and equipment located at each of the Company's various motorsport entertainment facilities as well as the Company's NASCAR sanction agreement intangibles. We may have further comment upon receipt of your response.

Acquisitions and Divestitures, page 20
Note 5. Discontinued Operations and Impairment of Long-Lived Assets, page 56

4. We note from the discussion on page 20 that after completion of Nazareth's fiscal 2004 events, the Company suspended indefinitely its major motorsports event operations. We also note that the property on which the former Nazareth Speedway was located continues to be marketed for sale and that the results of operations for Nazareth are presented as discontinued operations. Please tell us and disclose in future filings, the total carrying amount of this property that has been reflected in the Company's consolidated balance sheet at November 30, 2009. As part of your response, please also explain why the assets associated with this facility have not been reflected as held for sale in the Company's consolidated balance sheet pursuant to paragraph 45-9 of ASC 360-10-45.

Impairment of Long-Lived Assets, page 20
Note 5. Discontinued Operations and Impairment of Long-Lived Assets, page 56

5. We note from the discussion in the first paragraph on page 21 and the second paragraph on page 57 that the Company entered into a definitive agreement with KB Marine Holdings LLC under which KB Holdings would acquire 100% of the outstanding membership interest of 380 Development for a total purchase price of $80 million. We also note that the transaction is scheduled to close by February 25, 2010. Please tell us and revise future filings to disclose the carrying value of the Company's interest in 380 Development as of November 30, 2009. Also, please tell us and explain in the notes to the Company's financial statements in future filings why the Company's interest in 380 Development has not been reflected as assets held for sale in the Company's November 30, 2009 balance sheet pursuant to the guidance in paragraph 45-9 of ASC 360-10-45.

Comparison of Fiscal 2009 to Fiscal 2008

6. We note from the discussion in the third bullet point on page 29, that the Company acquired the 50 percent ownership interest in Stock-Car Montreal L.P. on February 27, 2009, bringing the Company's ownership interest to 100%. Please tell us and disclose in future filings the nature and amount of the consideration issued by the Company to acquire this additional interest. Also, please explain why the Company did not include any of the disclosures required by paragraph 51 of SFAS No.141 with respect to this acquisition transaction in the notes to the Company's financial statements.

Note 6. Property and Equipment, page 57

7. We note from the disclosure in Note 6 and from the discussion in MD&A that

during fiscal 2009 and 2008, depreciation was accelerated above normal depreciation rates relating to the Company's prior office building and certain other offices and buildings which were razed in fiscal 2008 as part of the Daytona Development project. Supplementally advise us and expand your disclosure in future filings to explain in further detail how you calculated or determined the amounts of accelerated depreciation recognized during 2009 and 2008.

Note 8. Goodwill and Intangible Assets, page 60

8. We note from the disclosure included in Note 8 that the Company accounts for its NASCAR – sanction agreements as indefinite lived intangible assets. Given your disclosures in "Item 1.A. Risk Factors" on page 4 which indicates that each NASCAR sanctioning agreement is awarded on an annual basis and NASCAR is not required to continue to enter into, renew or extend sanctioning agreements with the Company, please tell us and revise the notes to the Company's financial statements and the "Critical Accounting Policies" discussion in MD&A to explain why you account for the  sanction agreements as indefinite-lived intangibles, even though they are awarded on an annual basis.  We may have further comment upon review of your response and your proposed disclosures.

Note 18 – Segment Reporting

9. We note from the disclosures included in Note 1 that the Company's operations consist primarily of operating thirteen of the nation's major motorsports entertainment facilities which are located in various geographic areas of the United States. We also note from the discussion provided elsewhere in the Form 10-K that adverse economic trends, particularly credit availability, the decline in consumer confidence, the rise in unemployment and increased fuel and food costs, significantly contributed to the decrease in attendance for certain of your motorsports entertainment events during fiscal 2008, that certain of these trends persisted throughout fiscal 2009 and that the Company expects these matters may continue to adversely its business well into 2010. We also note from the disclosures included in Note 18 that the Company has reflected its operations in two segments with these consisting of those related to "Motorsports Events" and "All other".

Given that the Company's various motorsports facilities are located in different geographic areas of the country, it appears their operations may be affected by the aforementioned economic factors in different ways, and as a result might experience significantly different operating margins as a result of local economic conditions. In consideration of these factors, please tell us and expand the disclosures provided in Note 18 to indicate why you believe that your properties meet the criteria for aggregation outlined in ASC 280-10-50-11 (paragraph 17 of SFAS No. 131).  As part of your response, please explain in detail how your chief operating decision maker analyzes the Company's results for purposes of making decisions about resources to be allocated and for assessing performance and explain why management believes the aggregated operations of the motorsports facilities have "similar economic characteristics" as required by ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). We may have further comment upon receipt of your response.

Other

10. We note that the Company has included the financial statements of Motorsports Authentics, LLC and the related report of the independent registered accounting firm, that are required pursuant to Rule 3-09 of Regulation S-X as exhibit 99 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2009. In future filings, please revise to include any financial statements and related audit reports that are required pursuant to Rule 3-09 of Regulation S-X in either Item 8. or Item 15. of the Company's future Annual Reports on Form 10-K. Refer to the guidance outlined in the instructions to Items 8 and 15 of Form 10-K.

Signatures, page 81

11. It appears that the first signature block has been omitted. In future filings, the report must be signed by the registrant and on behalf of the registrant by its principal financial officer, its controller or principal accounting officer, and at least the majority of the board of directors or persons performing similar functions. See Signatures on Form 10-K and General Instruction D(2)(a) to Form 10-K.

In this regard, please include the signature of your principal accounting officer or controller in the second signature block in future filings. Please note that if any person occupies more than one of the positions specified in General Instruction D(2)(a) to Form 10-K you should indicate each capacity in which that person signs the report.

Schedule 14C

Compensation Discussion and Analysis, page 12

12. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion & Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for

2009.    In future filings, please revise your CD&A such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.  Refer to Item 402(b)(1)(v) of Regulation S-K.

13. In future filings, please quantify the target bonus opportunity for each named executive officer.

14. In future filings, please quantify all corporate financial targets under the bonus plan that must be achieved in order for your executive officers to earn their incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Summary Compensation Table, page 17

15. It appears that footnoted disclosure may be warranted for "All Other Compensation" column of the Summary Compensation Table.  Please advise and confirm that in future filings you will include disclosure required by Item 402(c)(2)(ix) to Regulation S-K.  Refer to Instructions 3-4 of Item 402(c)(2)(ix).

Other

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters.  Please contact Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,


Linda Cvrkel
Branch Chief

Via Fax: Daniel Houser, CFO
(386) 681-6684